Exhibit 99.2
(English Translation of the Japanese Press Release)
March 11, 2011
Dear Sirs,

Name of the Company:	TOMY Company, Ltd.
Name of the Representative:	Kantaro Tomiyama
President & CEO
(Code No. 7867; The First Section of the Tokyo Stock Exchange)
Further Inquiries:	Shoji Tajima
Executive Officer &
Head of Business
Administration
(TEL: 03-5654-1548)
100% Acquisition of RC2 Corporation Through Tender Offer
TOMY Company, Ltd. (hereinafter “Tomy”) today announced that it has entered into a definitive agreement with RC2 Corporation (headquarters: Illinois, USA; hereinafter “RC2”), a leading toy and infant products company in the United States listed on the NASDAQ stock exchange, pursuant to which Tomy will offer to acquire RC2 through an all cash tender offer by a subsidiary of Tomy (“Tender Offer”) and a subsequent second-step merger with cash paid as consideration (collectively “Transaction”).
Based on the aforementioned agreement, Tomy will offer to acquire all of RC2’s issued common shares for a total amount of approximately $640 million ($27.90 per share) through the Transaction by its newly established subsidiary, GALAXY DREAM CORPORATION (hereinafter “GALAXY DREAM CORPORATION”), formed under our US subsidiary TOMY CORPORATION. This transaction has been approved by the Boards of Directors of both Tomy and RC2. The closing of the Tender Offer, however, is subject to antitrust clearance in the United States as well as other customary closing conditions.
1. Objectives of the RC2 Acquisition
(1)	Background of the Transaction

The future of the toy industry in Japan continues to remain challenging, as the industry faces a difficult market environment, intense competition, stagnant personal consumption, rising manufacturing costs in addition to diversifying consumer preferences and lower birth rates. Against this backdrop and in order to position ourselves for the future, we have formulated a medium term plan, designating FY2009 to FY2012 as our “4 Years of Re-engineering and Globalization”. In FY2009, Tomy focused on key management issues: strengthening consolidated business management, improving profitability independent of sales growth, strengthening our overseas business and promoting structural reform and profit enhancement initiatives to achieve our highest profit since the merger of Takara and Tomy. At the same time, we’ve addressed three major challenges: expansion of the toy business in Asia, globalization of the Boys category products and reinforcement and expansion of core products. In FY 2010, we accelerated the international development of our leading brands, including the US launch of modern spinning-top toy Metal Fight Beyblade and strengthened the overseas business of core Tomica and Plarail products in Asia, Europe and North America. We have reviewed our business processes, from product planning to marketing, to improve management effectiveness as we push towards full-scale globalization.

(2)	Background of the Acquisition

We have been examining a range of options to expand our business globally. During this process, we approached RC2 to discuss a range of ways we might be able to work together. Eventually through successive discussions, we discovered that a combination of the two companies would be ideal in terms of geographic coverage and product categories. Tomy made a preliminary proposal to acquire RC2 in November 2010 and, following subsequent due diligence and negotiations, the two parties reached an agreement today, March 11, 2011.

<Key steps>
•	In September 2010, Tomy approached RC2 to discuss potential strategic alliances

•	In November 2010, a non-disclosure agreement was signed and initial due diligence commenced

•	In late November, Tomy made a preliminary proposal to acquire RC2

•	In December, Tomy began an in-depth due diligence review (including site visits)

•	On March 11, 2011, Tomy and RC2 reached an agreement on the proposed acquisition
(3)	Significance of the Acquisition

Along with the existing distribution channel of Hasbro, the acquisition will provide Tomy access to RC2’s broad global platform, including a powerful global distribution network, a stable of exceptionally strong brands and an outstanding management team, and will allow us to further accelerate developments in a number of geographic areas including Europe, China, Southeast Asia and Australia, while continuing to focus on our key markets of North America and Japan, the #1 and #2 toy markets in the world. As a result Tomy will be the only toy company to operate in such a broad range of geographic regions, our first significant step to realizing our vision of sustainable growth as a true global player.

We believe that specific synergies can be summarized as follows:

1) Access to a complementary global distribution network

RC2 has an extensive distribution network, including a large number of specialty stores in addition to mass retailers in North America, and markets toys and infant products through 25,000 outlet stores throughout the world. The combination of our distribution network in Japan/Asia and RC2’s North American distribution network as well as our integrated European distribution networks will allow us to develop a powerful distribution base in the major global toy and infant products markets.

2) Strengthening global development of brands of both companies

The Transaction will facilitate the global development of brands/contents owned by both companies. In addition to Tomy’s Tomica and Plarail and RC2’s Chuggington in the Vehicle segment, RC2’s The First Years and Lamaze in the Nursery segment, and Tomy’s Licca doll lines in the Boys/Girls segment, we hope to develop new contents and products globally.

3) Enhanced manufacturing/development systems

Tomy has a development/manufacturing structure suitable for domestic products with shorter lead times while RC2’s structure is tailored to provide large lot sizes for global products. The combination of these development/production styles will, we believe, facilitate enhancement of product development functions and further improvement of efficiencies. Consolidation of offices and distribution facilities in China, the main production base for both companies, will also further contribute to lower cost operations.

4) Access to global talent/establishment of global structure

We will be able to work hand in hand with a proven management team in the global toy and infant products business. By combining advantages of our respective companies in terms of management teams and management systems, we believe we can fine tune our structure and accelerate our globalization efforts. Furthermore, we believe there will be significant development opportunities for our employees, who can benefit from exchanges across the new combined organization.

(4)	Toward early realization of integration synergies

We intend to move quickly to try and maximize synergies between the two companies and are currently developing an internal structure to realize such synergies after the completion of the acquisition. We expect that the two companies, while respecting each others’ identities, will develop a combined global growth strategy to drive synergies by creating a cross-border steering committee, including RC2 senior management, upon consummation of the Tender Offer.

Current internal discussion platform for post-consummation of the Tender Offer
•	“Steering Committee”:
•	Monitoring of the entire integration process, approval of the integration plan and making decisions on practical matters regarding integration
•	“Project Management Office (PMO)”:
•	Management of post-merger integration, serving as a hub for integration information, coordination of work by each task force, and consultation/coordination with the Steering Committee on decision-making
•	“Task Force Team”:
•	Development of plans to maximize synergies on a divisional/geographical/functional basis

2. Outline of the Acquisition
(1)	Offeror of the Tender Offer

GALAXY DREAM CORPORATION

Tomy has established GALAXY DREAM CORPORATION as a wholly-owned subsidiary of TOMY CORPORATION (Tomy’s wholly-owned subsidiary in the United States) to serve as an acquisition vehicle for the Transaction. After the closing of the Tender Offer, GALAXY DREAM CORPORATION will be merged into RC2, which will subsequently become a consolidated subsidiary of Tomy.

(2)	Target of the Tender Offer

RC2 Corporation

(3)	Type of Shares to be acquired in the Tender Offer

Common shares

(4)	Tender Offer Price

US$27.90 per share

We determined this offer price after carefully performing analyses and considering assets, operations and forecasts of RC2, conducting stock price analysis, comparable company and transaction analysis, discounted cash flow analysis, and EPS dilution/accretion analysis.

(5)	Funds required for the Tender Offer

Approximately US$640 million (tentative)

The amount stated is the total consideration required to purchase all outstanding shares, to cash out certain stock options and other equity benefits granted to management and employees and to refinance existing indebtedness of RC2. The acquisition will be financed by bank loans (approximately 50.0 billion yen in principal) and internal funds for the remaining amount. With regard to the decision on financing schemes, in view of business conditions, our financial position and market trends, we have determined that it will be optimal to secure stable, low cost funding over the medium and long term. Accordingly, yen- and US dollar-denominated syndicated loans are being prepared by a syndicate of banks led by Sumitomo Mitsui Banking Corporation.

(6)	Tender Offer Period

The Tender Offer is scheduled to commence within 10 business days following the date of the definitive agreement with RC2 (March 10, 2011 US time) and to remain open for 20 business days. Subject to the terms of the agreement, the Tender Offer period may be extended in certain circumstances.

(7)	Minimum Number of Shares to be tendered

GALAXY DREAM CORPORATION will purchase the tendered shares if more than 50% of RC2’s outstanding shares (on a fully-diluted basis) are tendered into the Tender Offer.

(8)	Changes in the percentage of RC2 shares held as a result of this Tender Offer

Percentage of shares held prior to this Tender Offer: 0%

Percentage of shares held after this Tender Offer: At least 50.1%, up to 100%

Following the tender offer (provided that a majority of the total outstanding shares of RC2’s common stock on a fully diluted basis are validly tendered), Tomy will effect a merger between RC2 and GALAXY DREAM CORPORATION, with RC2 as the surviving company, pursuant to which RC2 will become a wholly owned subsidiary. The consideration for the merger will be $27.90 per share, which is equivalent to the tender offer price.
3. Overview of RC2

(1)	Corporate name:	RC2 Corporation
(2)	Business description:	Producer and marketer of toys and infant products
(3)	Year of incorporation:	1996*
* RCI Group and RCL Group, the predecessors of RC2, were incorporated in 1989.
(4)	Location:	Illinois, USA
(5)	Name and title of representative:	Curtis W. Stoelting (Chief Executive Officer)
(6)	Number of Shares Outstanding:	21,659,048 common shares (as of February 22, 2011)
(7)	Relationship with Tomy:	Tomy and RC2 do not have any capital, personal or transactional relationships that are required to be disclosed.
(8)	Fiscal Year End:	December 31
(9)	Employees:	720 (as of December 31, 2010)
(10)	Performance in Recent Fiscal Years:

			(US$ in thousands)
Fiscal Year	2008		2009	2010
Sales	437,029		421,139	427,343
Operating Income/(Loss)	(237,984)	*	44,709	44,918
Net Income/(Loss)	(205,752)	*	26,962	29,688
Total Assets	336,650		375,785	415,957
Stockholders’ Equity	148,689		244,733	286,495

*	Operating loss in 2008 was partly due to the impact of impairment charge relating to goodwill and certain intangible assets (US$255,853,000).
4. Prospects for the Future
While we expect to recognize some transaction costs related to the Tender Offer in the fiscal year ending March 2011, the impact of such costs on Tomy’s consolidated performance will not be material. The financial impact on Tomy of the consolidation of RC2 will be incorporated into our earnings forecast for the fiscal year ending March 2012, which is disclosed in the earnings announcement for the fiscal year ending March 2011 scheduled to be made in May 2011.
5. Meetings regarding the Transaction
Tomy will hold a press conference and an investor meeting regarding the Transaction as follows:

1) Press Conference

Friday, March 11, 2011 11AM - 12PM(Venue: Royal Park Hotel (Room: Shinonome))

2) Investor Meeting

Friday, March 11, 2011 13PM - 14PM (Venue: Royal Park Hotel (Room: Shinonome))
(End of News Release)
GALAXY DREAM CORPORATION has not commenced the tender offer to which this communication relates, and this communication is neither an offer to purchase, nor a solicitation of an offer to sell any securities. Stockholders of RC2 are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information. Stockholders of RC2 may obtain copies of these documents for free, when available, at the SEC’s website at http://www.sec.gov or at Tomy’s website at http://www.takaratomy.co.jp/company/release/ir/index.html.